SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 19, 2013

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis Board of Directors and Dr. Daniel Vasella agree to cancel the non-compete agreement and all related compensation; Decision taken to address concerns of stakeholders

Basel, 19 February 2013 — Novartis announced that the Novartis Board of Directors and Dr. Daniel Vasella have agreed to cancel his non-compete agreement with Novartis and all related conditional compensation. The agreement was to take effect after Dr. Vasella steps down as Chairman of the Board at the Novartis Annual General Meeting on February 22, 2013.

Intended to protect the company, the non-compete required that Dr. Vasella refrain from making his knowledge and know-how available to competitors who may take advantage of his experience with the company. Dr. Vasella knows the company’s business intimately, having built the leading R&D organization and personally recruited most of the top executives.  In return, the non-compete provided for an annual payout of up to CHF 12 million for six years, for a maximum total payout to Dr. Vasella of CHF 72 million, assuming all conditions were met. Dr. Vasella previously expressed his intention to make available the net amount received under the non-compete for philanthropic activities.

“The Board and Dr. Vasella agreed to cancel the non-compete agreement and to forgo all compensation linked to his non-compete,” said current Vice Chairman Prof. Dr. Ulrich Lehner, who will serve as Chairman ad interim until the designated Chairman is elected and assumes office on August 1, 2013. “We continue to believe in the value of a non-compete, however, we believe the decision to cancel the agreement and all related compensation addresses the concerns of shareholders and other stakeholders. The board understands the importance of full transparency and will strengthen its efforts in this regard.”

In light of recent events and especially in view of safeguarding the company’s interests, Dr. Vasella said, “I have understood that many people in Switzerland find the amount of the compensation linked to the non-compete agreement unreasonably high, despite the fact I had announced my intention to make the net amount available for philanthropic activities. That is why the Board and I have agreed that I will forgo all payments linked to the non-compete and to cancel the agreement.”

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “intention,” “will,” or similar expressions, or by express or implied discussions regarding the potential future impact on Novartis of the matters described in this release. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee as to the ultimate outcome of the matters described in this release. In particular, management’s expectations regarding these matters could be affected by, among other things, the public reaction to these matters; the potential impact of these matters on executive compensation at Novartis; competition in general; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 128,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Michael Schiendorfer Novartis Public Relations Switzerland +41 61 324 9577 (direkt) +41 79 834 6418 (mobil) michael.schiendorfer@novartis.com

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Central phone:	+41 61 324 7944
Samir Shah	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Stephen Rubino	+1 862 778 8301
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e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	February 19, 2013	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting